UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12235

Triumph Group, Inc.
(Exact name of registrant as specified in its charter)
555 E Lancaster Avenue, Suite 400, Radnor, Pennsylvania 19087
(610) 251-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On July 24, 2025 (the “Closing Date”), pursuant to that certain Agreement and Plan of Merger dated February 2, 2025 (the “Merger Agreement”) among Triumph Group, Inc. (the “Registrant”), Titan BW Acquisition Holdco Inc., a Delaware corporation (“Parent”), and Titan BW Acquisition Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of investment funds managed by Warburg Pincus LLC and Berkshire Partners LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Triumph Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 4, 2025	By:	/s/ James F. McCabe, Jr.
Name: James F. McCabe, Jr.
Title: Chief Financial Officer